Hodgson Russ
ATTORNEYS • LLP

RECEIVED

2007 FEB 27 A 8:09

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Richard B. Raymer
Direct Dial: 416.595.2681
rraymer@hodgsonruss.com

February 22, 2007

SUPPL

07021348

Via Federal Express

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Medical Facilities Corporation - File Number 82-34942

Dear Sir or Madam,

In connection with the Commission's granting to Medical Facilities Corporation ("MFC") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by MFC in Canada for the period between January 23, 2007 through February 21, 2007. If you have any questions please do not hesitate to contact me.

Sincerely,

Richard B. Raymer

RBR/vcs
Enclosures

cc: Sergey Savchenko

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

042608/00001 TORDOCS 40607v1

Medical Facilities Corporation
File Number 82-34942

February 20, 2007	News release - English

042608/00000 TORDOCS 39387v3

News release via Canada NewsWire, Toronto 416-863-9350

File Number 82-34942

Attention Business/Financial Editors:
Medical Facilities Corporation announces February distribution

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Feb. 20 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Corporation") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on March 15, 2007 to holders of record of Income Participating Securities at the close of business on February 28, 2007.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of January. The ex-dividend date for this distribution will be February 26, 2007.

About Medical Facilities Corporation

MFC owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component. For more information, please visit www.medicalfacilitiescorp.ca

Caution concerning forward-looking statements

This news release may be interpreted to contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, Medical Facilities Corp., (416) 848-7980, or 1-877-402-7162; Bruce Wigle, Investor Relations, The Equicom Group Inc., (416) 815-0700 ext. 228, or 1-800-385-5451 ext.228, Email: bwigle(at)equicomgroup.com/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 16:39e 20-FEB-07

END